December 4, 2008

By U.S. Mail and Facsimile (202) 772-9208

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathryn McHale

Re:	OptimumBank Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 14, 2008
File No. 000-50755

Ladies and Gentlemen:

This letter is in response to verbal comments provided by Justin Dobbie in his conversation on December 2, 2008, with Wendy Mitchler, Esq., counsel for OptimumBank Holdings, Inc. (the “Company”). Those comments, and the response of the Company, are set forth below.

Comment 1. Identify in Footnote (1) to each of the pro forma consolidated income statements on pages 11 and 12 what rate on fed funds sold is being used.

Response: In our proposed definitive proxy statement, we have disclosed the fed funds rate we are using in our pro forma income statements by adding the words “at a rate of .50%” to footnote (1) to the pro forma consolidated statements of income for the year ended September 30, 2008, and nine months ended September 30, 2008. In addition, we have revised our pro forma financial statements to reflect a current fed funds rate of .5% as the fed funds rate used in the previously filed pro forma financial statements was the average historical rate for the periods presented and did not reflect a current rate. The pro forma statements blacklined to show the changes from the previously filed statements are set forth in their entirety in response to Comment 2.

Comment 2. In the pro forma consolidated balance sheets, reclassify the adjusting entry for the preferred stock discount from the “Preferred stock” line item to the “Discount on preferred stock” line item in both the minimum proceeds and the maximum proceeds columns.

Response: In our proposed definitive proxy statement, we have reclassified the adjusting entry for the discount on the preferred stock account to the “Discount on preferred stock” line item for both the minimum proceeds and the maximum proceeds columns. The revised pro forma balance sheets and pro forma income statements to be included in the definitive proxy statement and blacklined to show the changes from the previously filed statements are set forth below:

2477 East Commercial Blvd, Fort Lauderdale, FL 33308		E-Mail: rlbrowdy@optimumbank.com

Phone: (954) 776-2332 x104	Toll-Free: (888) 991-BANK	Fax: (954) 776-2281

Securities and Exchange Commission

December 4, 2008

OPTIMUMBANK HOLDINGS, INC.

PRO FORMA CONSOLIDATED BALANCE SHEETS

September 30, 2008

	September 30, 2008 (Unaudited)	Minimum Proceeds		Pro Forma w/Minimum Pro Forma	Maximum Proceeds		Pro Forma w/Maximum

				($ in thousands)
Cash and balances due	1,511			1,511			1,511
Investment securities	85,499			85,499			85,499
Fed Funds sold	394	1,526	(2)	1,920	4,578	(2)	4,972
Net loans	162,779			162,779			162,779
Other assets	9,383			9,383			9,383

TOTAL ASSETS	259,566	1,526		261,092	4,578		264,144

Deposits	112,566			112,566			112,566
Short-term borrowings	9,000			9,000			9,000
Long-term debt	110,655			110,655			110,655
Other liabilities	4,082			4,082			4,082

TOTAL LIABILITIES	236,303	0		236,303	0		236,303

Preferred stock	0	1,526	(1)	1,396	4,578	(1)	4,188
Common stock and additional paid-in capital	18,525			18,525			18,525
Warrants	0	130	(1)	130	390	(1)	390
Discount on preferred stock	0	(130)		0	(390)		0
Retained earnings	4,743			4,743			4,743
Accumulated other comprehensive loss	(5)			(5)			(5)

TOTAL SHAREHOLDERS' EQUITY	23,263	1,526		24,789	4,578		27,841

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	259,566	1,526		261,092	4,578		264,144

CAPITAL RATIOS
Leverage (Tier 1 capital to assets)	9.12%			9.72%			10.91%
Tier 1 capital to risk-weighted assets	15.24%			16.24%			18.24%
Total capital to risk-weighted assets	15.72%			16.72%			18.72%

(1)    Proceeds of the preferred stock issuance are allocated between the estimated relative fair values of the preferred stock and the warrants.

(2)    The proceeds from the Capital Purchase program are assumed to be invested in fed funds sold.

Securities and Exchange Commission

December 4, 2008

OPTIMUMBANK HOLDINGS, INC.

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

September 30, 2008

	Nine months ended September 30, 2008
	Actual (Unaudited)	Minimum Proceeds		Pro Forma w/Minimum	Maximum Proceeds		Pro Forma w/Maximum

		(Dollars in thousands, except per share data)
Interest income	11,905	6	(1)	11,911	17	(1)	11,922
Interest expense	6,951			6,951			6,951

Net interest income	4,954	6		4,960	17		4,971
Provision for credit losses	161			161			161

Net interest income after provision for credit losses	4,793	6		4,799	17		4,810

Noninterest income	158			158			158
Noninterest expense	3,317			3,317			3,317

Income before income taxes	1,634	6		1,640	17		1,651
Income tax expense	615	2	(4)	617	6	(4)	621

Net income	1,019	4		1,023	11		1,030

Preferred stock dividends		75	(2)	75	226	(2)	226

Net income available to common stockholders	1,019	(71)		948	(215)		804

Earnings per common share
Basic	.33			.30			.26
Diluted	.32			.30			.25
Average shares outstanding basic	3,120,992			3,120,992			3,120,992
Diluted (3)	3,175,450			3,195,785			3,231,804

(1)	Assumes the Capital Purchase Program proceeds are used to invest in daily fed funds sold for the period at a rate of .50%. The actual impact to net interest income would be different as OptimumBank Holdings expects to utilize a portion of the proceeds for loan origination. However, such impact cannot be estimated at this time as the impact would vary based on the timing when the loans are funded and the actual pricing of any such loans.
(2)	Consists of preferred stock dividends at a 5% annual rate as well as accretion of discount on preferred stock upon issuance. The discount is determined based on the value that is allocated to the warrants upon issuance. The discount is accreted back to par value on a constant effective yield method (approximately 7%) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock, and assumptions underlying the value of the warrants. The proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the warrants is determined under a Black-Scholes model. The model includes assumptions regarding OptimumBank Holdings' common stock price, dividend yield, stock price volatility, as well as assumptions regarding the risk-free interest rate. The lower the value of the warrants, the less negative impact on net income and earnings per share available to common shareholders. The fair value of the preferred stock is determined based on assumptions regarding the discount rate (market rate) on the preferred stock (currently estimated at 14%). The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

Securities and Exchange Commission

December 4, 2008

(3)	As described in the Section titled “Terms of the Capital Purchase Program,” the Treasury would receive warrants to purchase a number of shares of our common stock having an aggregate market price equal to 15% of the proceeds on the date of issuance with a strike price equal to the trailing twenty day trading average prior to November 14, 2008. This pro forma assumes that the warrants would give the Treasury the option to purchase 144,265 shares of OptimumBank Holdings common stock assuming maximum proceeds, and 48,088 shares of OptimumBank Holdings' common stock assuming the minimum proceeds. The pro forma adjustment shows the increase in diluted shares outstanding assuming that the warrants had been issued on January 1, 2007 at a strike price of $4.76 (based on the trailing 20 day OptimumBank Holdings' average share price as of November 14, 2008) and remained outstanding for the entire period presented. The treasury stock method was utilized to determine dilution of the warrants for the period presented. The strike price of $4.76 was compared to OptimumBank Holdings’ average daily stock price during the nine months ended September 30, 2008 of $7.61.
(4)	Assumes a combined Federal and State income tax rate of 37.63%.

OPTIMUMBANK HOLDINGS, INC.

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

December 31, 2007

	Year ended December 31, 2007
	Actual (Unaudited)	Minimum Proceeds		Pro Forma w/Minimum	Maximum Proceeds		Pro Forma w/Maximum

	(Dollars in thousands, except per share data)
Interest income	16,137	8	(1)	16,145	23	(1)	16,160

Interest expense	9,700			9,700			9,700

Net interest income	6,437	8		6,445	23		6,460

Provision for credit losses	476			476			476

Net interest income after provision for credit losses	5,961	8		5,969	23		5,984

Noninterest income	533			533			533
Noninterest expense	3,749			3,749			3,749

Income before income taxes	2,745	8		2,753	23		2,768

Income tax expense	1,003	3	(4)	1,006	9	(4)	1,012

Net income	1,742	5		1,747	14		1,756

Preferred stock dividends		99	(2)	99	2972)		297

Net income available to common stockholders	1,742	(94)		1,648	(283)		1,459

Earnings per common share
Basic	.56			.53			.47
Diluted	.55			.52			.45
Average shares outstanding basic	3,112,227			3,112,227			3,112,227
Diluted (3)	3,184,745			3,194,357			3,236,292

Securities and Exchange Commission

December 4, 2008

(1)    Assumes the Capital Purchase Program proceeds are used to invest in daily fed funds sold for the period at a rate of .50%. The actual impact to net interest income would be different as OptimumBank Holdings expects to utilize a portion of the proceeds for lending . However, such impact cannot be estimated at this time as the impact would vary based on the timing when the loans are funded and the actual pricing of any such loans.

(2)    Consists of preferred stock dividends at a 5% annual rate as well as accretion of discount on preferred stock upon issuance. The discount is determined based on the value that is allocated to the warrants upon issuance. The discount is accreted back to par value on a constant effective yield method (approximately 7%) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock, and assumptions underlying the value of the warrants. The proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the warrants is determined under a Black-Scholes model. The model includes assumptions regarding OptimumBank Holdings’ common stock price, dividend yield, stock price volatility, as well as assumptions regarding the risk-free interest rate. The lower the value of the warrants, the less negative impact on net income and earnings per share available to common shareholders. The fair value of the preferred stock is determined based on assumptions regarding the discount rate (market rate) on the preferred stock (currently estimated at 14%). The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

(3)    As described in the Section titled “Terms of the Capital Purchase Program,” the Treasury would receive warrants to purchase a number of shares of our common stock having an aggregate market price equal to 15% of the proceeds on the date of issuance with a strike price equal to the trailing twenty day trading average prior to November 14, 2008. This pro forma assumes that the warrants would give the Treasury the option to purchase 144,265 shares of OptimumBank Holdings' common stock assuming maximum proceeds, and 48,088 shares of OptimumBank Holdings common stock assuming the minimum proceeds. The pro forma adjustment shows the increase in diluted shares outstanding assuming that the warrants had been issued on January 1, 2007 at a strike price of $4.76 (based on the trailing 20 day OptimumBank Holdings' average share price as of November 14, 2008) and remained outstanding for the entire period presented. The treasury stock method was utilized to determine dilution of the warrants for the period presented. The strike price of $4.76 was compared to OptimumBank Holdings' average daily stock price during 2007 of $8.44.

(4)    Assumes a combined Federal and State income tax rate of 37.63%.

The above changes are the only changes we will be making to the preliminary proxy statement prior to filing the definitive proxy statement, other than rescheduling the mailing date to on or around December 7, 2008, and the meeting date to on or around January 5, 2009.

Sincerely,

/s/ Richard L. Browdy
Richard L. Browdy
President